DECHERT LLP LETTERHEAD

March 8, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Peggy Fisher and Jay Mumford

  RE:
  Polaroid Holding Company
  Amendment No. 1 to the Schedule 14A Preliminary Proxy Materials
  File No. 000-50661

Dear Ms. Fisher and Mr. Mumford:

Polaroid Holding Company (the "Company") has today filed with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to its Schedule 14A Preliminary Proxy Materials (Registration No. 000-50661). On behalf of the Company, we respond to the comments raised by the staff (the "Staff") of the Commission in the letter dated March 1, 2005 from Ms. Peggy Fisher to J. Michael Pocock. For your convenience, the comments are included in this letter in boldface type and are followed by the applicable response. Attached to this letter is the written statement by the Company requested in the Staff's letter.

General

1.
It is not clear if you intend to register the contingent value rights to be issued in connection with this transaction. Please supplementally explain in detail why you believe you do no need to register such rights as it appears that you and Petters have significant control over whether the sale is consummated. Do you intend to seek no-action relief for this transaction?

The Company believes it is not necessary to register the contingent value rights ("CVRs") described in the merger agreement under the Securities Act of 1933, as amended (the "Securities Act"). The terms of the CVRs are set forth in section 5.02 of the merger agreement. Under section 5.02 of the merger agreement, the Company is permitted to sell the IDP assets prior to the effective time of the merger, and if the proceeds of such sale are in excess of the Minimum IDP Sale Price (as defined in the merger agreement), the Company is permitted to pay a dividend to its stockholders in the amount of such excess proceeds. If no dividend of the excess proceeds is paid, the merger consideration will include the CVRs, which will represent the right to receive such excess proceeds as additional merger consideration. Similarly, if a definitive agreement to sell the IDP assets is executed before the effective time of the merger, but the transaction is not consummated until after (but within 60 days of) the effective time, the merger consideration will include the CVRs. The CVRs issued in this latter circumstance will be "contingent" rights for no more than 60 days after the closing of the merger, because if no sale of the IDP assets occurs prior to that time, the CVRs will be cancelled and have no value. The amount that the Company's stockholders may receive by virtue of any CVRs will be based upon the terms of a pre-merger sale of the IDP assets or a definitive agreement entered into prior to the merger. On these facts, the Company believes that the CVRs are not securities that require registration under established law and prior guidance from the Staff in analogous circumstances.

The Company believes that the CVRs do not fit the definition of securities under Section 2(1) of the Securities Act as interpreted by the courts and the Staff. In addition, the CVRs do not possess any of the characteristics of a security as described in several no-action letters issued by the Staff. E.g., First Boston, Inc. (available December 2, 1988); Slater Development Corp. (available May 9, 1988); Essex Communications Corp. (available June 28, 1988); CMC Real Estate Corporation (available March 20, 1987). The deferred cash consideration rights in First Boston provided for the payment of additional merger consideration based on a pre-merger sale of stock of the target company or a post-merger sale of stock of the surviving corporation. CMC Real Estate involved deferred cash consideration rights based on a post-merger sale of commuter rail lines owned by the target company. The Staff concluded in each of these instances that it would not recommend enforcement action if the deferred cash consideration rights were not registered under the Securities Act. The Company believes that the CVRs meet the criteria identified by the Staff in these no-action letters. The merger consideration under the terms of the merger agreement and the General Corporation Law of Delaware consists of two integrated components, cash and the CVRs. The CVRs do not represent any continuing ownership interest in the surviving corporation and do not give their holders a right to vote or receive distributions of earnings from the surviving corporation; rather, they entitle the holders thereof only to the proceeds of an IDP sale in excess of the Minimum IDP Sale Price. The CVRs are neither transferable nor represented by any certificate or instrument. No dividends or interest will be paid to the holders of the CVRs. Finally, as noted above, the stockholders of the Company will receive CVRs as part of the merger consideration only if a definitive agreement has been entered into with respect to the sale of the IDP assets prior to the effective time, and such sale either has already closed (without the proceeds being distributed to the Company's stockholders) or such sale closes within 60 days following the effective time. Therefore, if any CVRs become part of the merger consideration, the amount that the CVRs entitle their holders to receive will be calculable at that time and, in the event that the IDP sale has not yet closed, will be dependent only on the consummation of a transaction that has already been agreed to and documented.

For these reasons, the Company believes that the CVRs fall squarely within the line of no-action letters cited above and are not securities requiring registration under the Securities Act. Because the Company believes that the CVRs need not be registered, the Company does not intend to register the CVRs or seek no-action relief.

Questions and Answers—Page 1

What will happen to my shares of Polaroid common stock after the merger?

2.
Please clearly explain to shareholders the non-transferable nature of the contingent value rights in the answer to this question.

The Company has revised the explanation on page 1 of the proxy statement to explain that the contingent value rights are not transferable.

Under what circumstances will contingent value rights be issued?

3.
It is unclear how the mechanism for issuing these contingent value rights works in different circumstances and when shareholders could expect to receive cash consideration for such rights. Please expand to discuss. Also, revise to describe in bulleted paragraphs each different scenario that could take place and how it will affect the consideration shareholders will receive on a per share basis.

The Company has revised the explanation on page 1 of the proxy statement in response to the Staff's comment.

4.
We note on page 44 that the sale of the IDP assets requires the consent of Petters. Please expand to discuss here, including any limitations on the consent.

The Company has revised the disclosure on page [1] to explain the consent requirement related to the sale of the IDP assets.

What are the IDP Assets?

5.
Please briefly explain why you are structuring the contingent value rights for these assets.

The Company has revised the disclosure on page 1 in the answer to the question "What will happen to my shares of Polaroid common stock after the merger?" in response to the Staff's comment.

What is the likelihood of the sale of the IDP assets?

6.
Please expand the "Dear Stockholder" letter to include the last two sentences of this answer.

The Company has revised the "Dear Stockholder" letter in response to the Staff's comment.

Summary Term Sheet—Page 5

7.
We note on page 8 that you disclose that you instructed Lehman Brothers to assume that there will be no excess proceeds available for distribution to your stockholders in connection with any sale of the IDP assets. We note similar language in the JPMorgan opinion, but not in the Lehman opinion. Please explain, or revise the disclosure.

As indicated in the proxy statement, Lehman Brothers was instructed to assume that there will be no excess proceeds available for distribution to the Company's stockholders in connection with any sale of the IDP assets. Although not expressly set forth in its written opinion, when Lehman Brothers delivered its fairness opinion analysis to the Company's Board of Directors, Lehman Brothers advised the Company's Board of Directors that for purposes of its fairness opinion Lehman Brothers assumed that there would be no excess proceeds available for distribution to the Company's stockholders in connection with the sale of any IDP assets. The disclosure in the proxy statement on pages [9] and [24] has been revised to reflect the fact that this assumption was part of Lehman Brothers' fairness opinion analysis.

If you have any questions, please feel free to contact the undersigned at 215.994.2971 or Graham R. Laub at 215.994.2836. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Carmen Romano

Carmen J. Romano

cc:
Ira H. Parker, Esq.
Steven N. Avruch, Esq.
William M. Boyd, III, Esq.
Graham R. Laub, Esq.